Exhibit 1.01

Newell Brands Inc.

Conflict Minerals Report For The Year Ended December 31, 2018

This Conflict Minerals Report (the “Report”) of Newell Brands Inc. (the “Company”) for the calendar year ended December 31, 2018 is provided in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), the instructions to Form SD, and the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) on April 7, 2017 (the “SEC Statement”). Please refer to the Rule, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms used in this Report, unless otherwise defined herein.

This Report outlines the steps the Company undertook in accordance with the Rule, Form SD, and the SEC Statement in connection with the existence of Conflict Minerals (as defined below) in products the Company manufactured or contracted to manufacture. The Company’s diligence measures were designed to adhere, in all material respects, to the internationally-recognized framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold and for tin, tantalum and tungsten (Third Edition OECD 2016) (the “OECD Framework”) for supply chain diligence relating to columbite-tantalite (coltan), cassiterite, gold, and wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”).

1.	Company Overview

The Company is a leading global consumer goods company with a strong portfolio of well-known brands, including Paper Mate®, Sharpie®, Dymo®, EXPO®, Parker®, Elmer’s®, Coleman®, Marmot®, Oster®, Sunbeam®, FoodSaver®, Mr. Coffee®, Rubbermaid Commercial Products®, Graco®, Baby Jogger®, NUK®, Calphalon®, Rubbermaid®, Contigo®, First Alert® and Yankee Candle®.

Organizational Structure

In order to align reporting with the Company’s Accelerated Transformation Plan, effective June 30, 2018, the Company began reporting its financial results in four segments as Food and Appliances, Home and Outdoor Living, Learning and Development and Other.

Below is a breakdown of the brands in each major segment.

Segment	Key Brands	Description of Primary Products
Food and Appliances	Ball®, Calphalon®, Crock-Pot®, FoodSaver®, Mr. Coffee ®, Oster ®, Rubbermaid ®, Sistema ® and Sunbeam ®	Household products, including kitchen appliances, gourmet cookware, bakeware and cutlery, food storage and home storage products and fresh preserving products
Home and Outdoor Living	Chesapeake Bay Candle®, Coleman®, Contigo ® , ExOfficio ® , First Alert ®, Marmot ® , WoodWick ® and Yankee Candle ®	Products for outdoor and outdoor-related activities, home fragrance products and connected home and security
Learning and Develop- ment	Aprica®, Baby Jogger®, Dymo®, Elmer’s®, Expo®, Graco®, Mr. Sketch®, NUK ® , Paper Mate ® , Parker ® , Prismacolor ® , Sharpie ® , Tigex ® Waterman ® and X-Acto ®	Writing instruments, including markers and highlighters, pens and pencils; art products; activity-based adhesive and cutting products; labeling solutions; baby gear and infant care products

Supply Chain

The Company manufactures some of its products. The Company also outsources the manufacturing of some of its products and components of its products to third-party manufacturers. In both cases, the Company’s position in the supply chain is several levels removed from the actual sourcing of Conflict Minerals. The Company does not make purchases of raw ore or unrefined Conflict Minerals from the Democratic Republic of Congo or an “adjoining country” as defined in Form SD (collectively, the “Covered Countries”), nor does the Company source any products or components directly from the Covered Countries. As a result, the Company must rely upon its suppliers, and their multiple sub-suppliers, for information related to Conflict Minerals that may be contained in products the Company sells.

Due to the breadth of the Company’s products and global reach of its business, the Company has a complex supply chain that includes over 6500 direct suppliers. The supply chain is managed by a global procurement team consisting of approximately 400 employees who oversee local and regional sourcing and supplier arrangements. Other key factors that increase the complexity of the Company’s efforts to gather information from within the supply chain include the following:

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A significant portion of the Company’s suppliers are located in Asia, and many of these suppliers are still in the process of understanding and addressing the implications of the Conflict Minerals regulatory scheme. In addition, relatively few of the Company’s suppliers are registrants with the SEC. As a result, the Company found it necessary to provide its suppliers with a Conflict Minerals training program in order to develop their understanding of the topic.

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As noted above, due to the nature of the Company’s products and manufacturing processes, the Company’s direct suppliers tend to be several levels removed from the smelters processing minerals that may be present in the Company’s products. This necessitates a significant portion of the Company’s suppliers to engage in their own extensive due diligence efforts in order to provide information requested by the Company.

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In many instances, the Company may be the only entity requesting Conflict Minerals information from a supplier. In these cases, despite the Company’s efforts, the supplier may view responding to the Company’s requests as a lower priority, and as a result the supplier may take additional time to provide the Company with the information needed in connection with its Conflict Minerals compliance efforts. In some cases, the supplier may not respond at all despite repeated requests to do so.

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To the extent products and component parts are manufactured by third parties, the Company must place additional reliance on those third-party manufacturers to assist the Company in the collection of the information necessary to comply with the requirements regarding the use of Conflict Minerals. Such third-party manufacturers, which are also typically located in Asia, may lack the infrastructure, resources and knowledge to facilitate a Conflict Minerals compliance effort and may require additional assistance from the Company and/or others in order to do so. In some cases, third-party manufacturers may assert that such information is proprietary.

The factors described above, and resulting complexities, have increased the difficulty of the Company’s efforts to identify the existence, and potential sources of, Conflict Minerals in its products. In light of these challenges, the Company diligently worked with its suppliers and third-party manufacturers to collect the information necessary to support its compliance program and this Report.

Conflict Minerals Policy

The Company has adopted a Conflict Minerals policy which is publicly available on its website at https://www.newellbrands.com/conflict-minerals.

2.	Reasonable Country of Origin Inquiry

This Section describes the Company’s Reasonable Country of Origin Inquiry (“RCOI”) for Conflict Minerals as required by Item 1.01 of Form SD.

Section 1 above provides a description of the types of products sold by the Company during the period covered by this Report. As a preliminary step to the Company’s RCOI, the Company assessed which of these products contain Conflict Minerals, and which products containing Conflict Minerals fall within the scope of the Rule and would thus be included in the RCOI (the “Scoping Assessment”). The Company conducted detailed analyses of its products’ bills of materials and other available information on product composition to determine the Conflict Minerals content of its products. As a result of the Scoping Assessment, the Company determined that many of its products in the “Description of Primary Products” categories set forth in the table above contain Conflict Minerals.

The Company then worked to link the Conflict Minerals components of the covered products to the suppliers of those components in order to identify suppliers that should be included in the RCOI process. For 2018, direct suppliers representing spend greater than $100,000 dollars of the Company’s direct materials expenditures were covered. The Conflict Minerals Policy includes the Company’s expectation that its suppliers provide information related to country of origin of their products.

The Company developed a Conflict Minerals Reporting Tool (the “CMRT”) to facilitate its RCOI with targeted suppliers (as defined below). The CMRT is a tailored version of the Conflict Free Sourcing Initiative’s Conflict Minerals Reporting Template Version 4.2. The Company developed a survey tool to issue the CMRT and to collect and track supplier responses thereto.

For 2018, the Company surveyed 765 suppliers believed or known to have provided materials, components or products which may contain Conflict Minerals (the “targeted suppliers”). Based on our survey, 427 of such targeted suppliers, or approximately 56%, submitted a complete response to the CMRT. If a targeted supplier did not provide a response to the CMRT, the Company sent follow up requests to individual targeted suppliers pursuant to an escalation process. Completed targeted supplier responses were reviewed for completeness and internal consistency. Overall, responses were assigned a rating of low, medium, or high risk based on the contents and completeness of the response as well as the likelihood the targeted supplier may be sourcing from the Covered Countries. As a result of the Company’s RCOI, the Company has reason to believe that some targeted suppliers in its supply chain of in-scope products or components of such products may be sourcing Conflict Minerals from Covered Countries. However, the Company was unable to determine the specific source of the Conflict Minerals due to insufficient information. Additionally, some targeted suppliers have claimed that the Conflict Minerals in their products come from recycled or scrap sources, but they have not provided sufficient evidence to support their claim. Accordingly, the Company undertook the due diligence process described below.

3.	Design of Due Diligence Framework

The Company’s due diligence framework is based upon the OECD Framework.

4.	Due Diligence Performed

The Company’s due diligence activities are described below.

4.1	Management Controls

The Company has established the following management controls as part of its Conflict Minerals program.

•	The Company has adopted a Conflict Minerals Policy, which is publicly able on its website at http://www.newellbrands.com/conflict-minerals.

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In 2013, the Company created an internal Conflict Minerals steering committee comprised of subject-matter experts from relevant functional areas within the Company. The Steering committee was responsible for designing and implementing the Company’s Conflict Minerals compliance strategy. The ongoing Conflict Minerals compliance program is supported by compliance personnel in the Company’s sourcing function. The steering committee is periodically briefed on developments with respect to the program, including the results of the Company’s due diligence efforts.

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The Company has developed a web-based Conflict Minerals training program to educate employees performing legal supply chain, information technology research and development, sales, and customer service functions within the Company. The training program includes information on the Rule, as well as on the Company’s Conflict Minerals Policy and RCOI and Due diligence processes.

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The Company has developed a web-based Conflict Minerals training program to educate it suppliers. The training program includes information on the Rule, as well as on the Company’s Conflict Minerals Policy and RCOI and due diligence processes.

4.2	Risk Identification

The company has established and implemented the following program elements for identifying and assessing risk as part of its Conflict Minerals program.

•	The Company surveys suppliers annually about the potential use and origin of Conflict Minerals in their respective supply chains, including smelter information and chain of custody information.

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The Company assesses survey responses to identify sourcing and supplier risks. Supplier responses are reviewed against the risk assessment framework, and follow up, due diligence, and risk mitigation are completed as necessary. The Company also conducts smelter due diligence using defined and documented steps, which include comparing supplier-disclosed smelters against the Responsible Minerals Initiative’s (formally the Conflict-Free Sourcing Initiative’s) (the “CFSI”) Compliant Smelter List to confirm their existence and to determine whether they are certified as conflict-free.

4.3	Risk Mitigation

The Company has developed and adopted a risk mitigation plan that includes the following elements.

•	The Company communicates with suppliers who do not satisfy the Company’s due diligence requests and encourages them to provide complete and accurate responses

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The Company reviews responses for changes in circumstances or information and reevaluates the need for, and conducts where warranted, a reevaluation of necessary follow up, due diligence, and/or risk mitigation activities

4.4	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

The Company does not have a direct relationship with Conflict Minerals smelters and refiners and does not perform or direct audits of these entities within its supply chain. The Company relies upon the smelter audit results published by the RMI, the London Bullion Market Association and the Responsible Jewellery Council.

4.5	Report on supply chain due diligence

The Company has filed this Report with the SEC.

5.	Other Required Disclosures

5.1	Efforts to determine the mine or location of origin

The due diligence described in Section 4 of this Report represents the Company’s efforts to identify country and mine of origin.

5.2	Description of facilities used to process Conflict Minerals, if known

The majority of respondents did not provide smelter information; further, responding suppliers often provided their responses at a company-wide level, rendering the Company unable to conclude whether Conflict Minerals from smelters that may have been identified were actually used in the Company’s in-scope products.

5.3	Description of country of origin, if known

The Company requested country of origin information, if known, from each targeted supplier, most of which do not source directly from smelters, and also relied upon country of origin information provided by the CFSI, when available. Based on this information, the Company has reason to believe that some targeted suppliers may be sourcing Conflict Minerals from Covered Countries; however, the Company was unable to definitively identify the country of origin of the Conflict Minerals in its in-scope products due to the nature of targeted suppliers’ responses to the smelter of origin inquiry.

5.4	Steps taken or to be taken to mitigate the risk that Conflict Minerals in the Company’s products benefit armed groups

The Company will implement enhancements to its Conflict Minerals program going forward, including the following:

•	Continued efforts to include requirements related to Conflict Minerals in contractual agreements and purchase orders with suppliers;

•	Continued efforts to train suppliers and to encourage them to adopt their own Conflict Minerals programs, including conflict-free sourcing; and

•	Engagement with any suppliers found to be supplying the Company with Conflict Minerals from sources that support conflict in the DRC or any adjoining country to explore alternative sources.

Given the Company’s remote position in the supply chain, the effectiveness of these enhancements is necessarily dependent on the cooperation of the Company’s manufacturers and suppliers.

5.5	Description of undeterminable products

Due to a combination of incomplete and unconfirmed responses from certain targeted suppliers, or suppliers that did not respond to the CMRT, the Company has been unable to make a determination as to the source of Conflict Minerals present in its products.